IFM (US) SECURITIES, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2016

ASSETS	
Cash	$ 964,147
Receivables from Parent	1,284,941
Prepaid expenses	4,124
Total assets	$ 2,253,212
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Accounts payable, accrued expenses and other liabilities	$ 48,452
Member's equity	2,204,760
Total liabilities and member's equity	$ 2,253,212

See notes to the financial statements